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                               July 25, 2023

       Richard Hardiman
       Chief Executive Officer
       RanMarine Technology B.V.
       Galile  straat 15, 3029AL
       Rotterdam, The Netherlands

                                                        Re: RanMarine
Technology B.V.
                                                            Registration
Statement on Form F-1
                                                            Filed July 11, 2023
                                                            File No. 333-273199

       Dear Richard Hardiman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Our ASVs may be copied by third parties operating from countries in which there is limited protection..., page 29

   1. We note your disclosure that "[d]espite our efforts, third parties have in the past infringed, as noted above, and may
in the future infringe, on our proprietary rights or that otherwise seek to mimic or
leverage our intellectual property." Please update this risk factor, if material, to discuss
past IP infringements and how your business has been impacted.
 Richard Hardiman
FirstName
RanMarineLastNameRichard
            Technology B.V. Hardiman
Comapany
July       NameRanMarine Technology B.V.
     25, 2023
July 25,
Page  2 2023 Page 2
FirstName LastName
Principal Shareholders, page 74

2. We note your disclosure that the table does not reflect any "ADSs that may be purchased subject to conversion rights or warrant rights pursuant to the bridge financing." Please revise to include all securities that each shareholder has the right to acquire within 60 days. Refer to the definition of "beneficial owner" in General Instruction F of Form 20-F.
Exhibit Index, page II-3

3.       Please file the consent of Samuel Howe as a director nominee.
4. Please revise the fee table to include the underwriter warrants, ADSs underlying the underwriter warrants and the Shareholder ADSs, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing